Saia-Burgess Electronics Holding AG
Bahnhofstrasse 18 I CH-3280 Murten I Schweiz
P +41 (0)26 672 71 11 I F +41 (0)26 672 71 99 I www.saia-burgess.com

saia-burgess
Smart solutions for comfort and safety

05010948

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

RECEIVED SEP 0 2 2005 PROCESSING SECTION 213

Murten, 04.08.2005
Preben Sundenaes I preben.sundenaes@saia-burgess.com
P +41 (0) 26 672 75 27 I F +41 (0) 26 672 71 99

SUPPL

Rule 12g3-2(b) File No. 82-4810

Dear Sirs,

The enclosed press release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Saia-Burgess Electronics Holding AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
SEP 0 8 2005
THOMSON FINANCIAL

Very truly yours,

Preben Sundenaes
Group Finance Director

Saia-Burgess Electronics Holding AG
Bahnhofstrasse 8 | CH 3280 Murten | Switzerland
T +41 (0)26 672 71 11 | F +41 (0)26 672 71 99 | www.saia-burgess.com

saia-burgess
Smart solutions for comfort and safety

Press Release
Murten, August 4, 2005

Saia-Burgess:
Report by the Board of Directors on the hostile takeover bid on August 11 – Extraordinary General Meeting of Shareholders on August 30, 2005

The Japanese Sumida Corp., who has launched an unfriendly takeover bid for Saia-Burgess Electronics Holding AG, has now withdrawn its request for a due diligence audit which was declared inadmissible by the Swiss Takeover Board; therefore the ten-day qualifying period will not be extended. The offer period for the takeover will run from August 5 to September 1 as originally announced. The extension of the offer period will probably start on September 8 until September 21, 2005.
The Board of Directors of Saia-Burgess will be publishing its formal report on the unwelcome takeover bid on August 11, 2005. The Extraordinary General Meeting of Shareholders of Saia-Burgess Electronics Holding AG will be held on August 30, 2005, 11.00 hrs, in Murten. The invitation will be sent out on August 9, 2005.

Please address any press enquiries to:
Valeria Poretti-Rezzonico
Director Communication, IR and Marketing
v.poretti@saia-burgess.com
Saia-Burgess Electronics Holding AG, Bahnhofstrasse 18, 3280 Murten
Telephone +41 26 672 72 04, Fax +41 26 672 71 99
Mobile +41 79 445 54 23
www.saia-burgess.com

Agenda

09.08.05	Invitation to the Extraordinary General Meeting of Shareholders to be sent out
11.08.05	Publication of the report by the Board of Directors on the hostile takeover bid from Sumida
30.08.05	Extraordinary General Meeting of Shareholders in Murten

Special website 'Unwelcome takeover bid'
All information in connection with the hostile takeover bid announced by the Japanese Sumida Corp. on June 30, 2005 is published on the special website www.saia-burgess.com/shareholders.

Saia-Burgess Group

Saia-Burgess with its products – switches, actuators, electronic products and electronic controllers – serves important segments within the Automotive and Industry areas as well as infrastructure automation. Development and manufacturing are carried out in own production locations in Europe, North America, Africa and Asia.
In 2004 Saia-Burgess achieved sales of CHF 568.4 Mio with 3'719 employees worldwide.
The registered shares of Saia-Burgess (SBEN) are listed on the SWX Swiss Exchange.

Disclaimer

The press releases of Saia-Burgess contain forecasts that reflect the present view and assessment of Group Management. These forecasts contain certain elements of risk and uncertainty that might lead to a significant discrepancy between forecast and actual results. Potential elements of risk and uncertainty comprise such factors as the general economic situation, currency fluctuations, competitive pressure on products and prices, and modifications to prevailing statutory frameworks.